Risk Factors

     There are various risks in purchasing our debt securities, including those described below. You should carefully consider these risk factors together with all other information included in this Form 10-Q.

     We make forward-looking statements. This Report includes statements that constitute forward-looking statements within the meaning of the safe harbor provisions of the Private and Securities Litigation Reform Act of 1995. We claim the protection of the safe-harbor for our forward-looking statements. Forward-looking statements are often characterized by the words "may," "anticipates," "believes," "estimates," "projects," "expects" or similar expressions and do not reflect historical facts. Forward-looking statements in this report relate, among other matters, to: our name change to DriveTime and strategic operating changes, including the impacts of new programs such as DriveCare and RateAdvantage (including the impact on our portfolio average APR), funding for DriveTime improvements; economic conditions; anticipated financial results, such as sales, profitability, other revenues and loan portfolios, improvements in underwriting including credit scoring, adequacy of the allowance for credit losses, and improvements in recoveries and loan performance, including delinquencies and charge offs; selling and marketing expenses remaining constant through year end; retaining the warehouse and inventory lines of credit; the success of cost savings initiatives and restructurings; improvements in inventory, inventory acquisition, and inventory mix, including higher priced inventory and improved loan performance on such inventory; release of deposits held in escrow; continuing to complete securitization transactions; and internet generated sales growth and loan performance. Forward looking statements include risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward looking statements, some of which we cannot predict or quantify. Factors that could affect our results and cause or contribute to differences from these forward-looking statements include, but are not limited to: any decline in consumer acceptance of our car sales strategies or marketing campaigns; any inability to finance our operations in light of a tight credit market for the sub-prime industry and our current financial circumstances; any deterioration in the used car finance industry or increased competition in the used car sales and finance industry; any inability to monitor and improve our underwriting and collection processes; any changes in estimates and assumptions in, and the ongoing adequacy of, our allowance for credit losses; any inability to continue to reduce operating expenses as a percentage of sales; increases in interest rates; the failure to efficiently and profitably manage acquisitions and/or new car dealerships; adverse economic conditions; any material litigation against us or material, unexpected developments in existing litigation; and any new or revised accounting, tax or legal guidance that adversely affect used car sales or financing and developments with respect to the going private transaction. Forward-looking statements speak only as of the date the statement was made. Future events and actual results could differ materially from the forward-looking statements. When considering each forward-looking statement, you should keep in mind the risk factors and cautionary statements found throughout this Form 10-K and specifically those found below. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or for any other reason. References to Ugly Duckling Corporation as the largest chain of buy-here pay-here used car dealerships in the United States is management's belief based upon the knowledge of the industry and not on any current independent third party study.

     Our majority stockholder can control substantially all matters. As a result of the closing of the going private transaction on March 4, 2002, Ernest C. Garcia II, our Chairman, and now Gregory B. Sullivan, our Chief Executive Officer and President, and Ray Fidel, the Executive Vice President and Chief Operating Officer of Ugly Duckling Car Sales and Finance Corporation, are the beneficial owners of all our outstanding common stock. They control the election of our directors or the approval of any merger, reorganization or other business combination transaction. They could vote to approve such a transaction on terms, which might be considered more favorable to them than to unaffiliated and/or subordinated debtholders.

     Our public debtholders are subordinated to almost all other classes of debt we have and, as a result, they are particularly vulnerable to material adverse financial changes, including material adverse changes in our liquidity.

     Future losses could impair our ability to raise capital or borrow money and consequently affect our future profitability and liquidity. While we have been profitable in the past, we were not profitable in 2001 and we cannot assure you that we will be profitable in future periods. Losses in future periods could impair our ability to raise additional capital or borrow money as needed.

     We may not be able to continue to obtain the financing we need to fund our operations and, as a result, our business, profitability and liquidity could be materially adversely affected. Our operations require large amounts of capital. We have borrowed, and will continue to borrow, substantial amounts to fund our operations. If we cannot obtain the financing we need on a timely basis and on favorable terms, our business, profitability and liquidity could be materially adversely affected. We currently obtain financing through five primary sources:

     o a warehouse facility with Greenwich Capital Financial Products, Inc. ("Greenwich");
     o    an inventory facility with Automotive Finance Corporation ("AFC")
     o a senior secured term facility secured by the residual interests in our securitizations;
     o    securitization transactions; and
     o    loans from other sources.

     Warehouse Facility with Greenwich. Our warehouse facility with Greenwich is our primary source of operating capital. We have pledged substantially all of our assets to Greenwich to secure the borrowings we make under this facility. The warehouse facility was recently renewed until March 2003. Under our securitizations, we are required to have a credit facility reasonably acceptable to the insurer and in good standing. Failure to maintain such a facility would constitute an event of default under our securitizations and, if that occurred, our liquidity would be materially adversely affected.

     Inventory Line of Credit with Automotive Finance Corporation. We entered into a $36 million inventory line of credit with AFC in August of 2001, which matures in June of 2003. If we are unable to maintain an inventory line of credit, our liquidity would be materially adversely affected.

     Senior Secured Term Facility. We recently renewed our senior secured term loan facility with certain lenders. The loan facility was increased to $45.0 million and has a term of approximately 30 months. If we are unable to finance the residual interests in our securitizations, our liquidity would be materially adversely affected.

     Securitization Transactions. We restore capacity under the warehouse facility from time to time by securitizing portfolios of finance receivables. Our ability to successfully and efficiently complete securitizations may be affected by several factors, including:

     o    the condition of securities markets generally;
     o    conditions in the asset-backed securities markets specifically;
     o    the credit quality of our loan portfolio; and
     o    the performance of our servicing operations.

     Each securitization transaction is structured to have cash reserve enhancements, portfolio performance tests and other covenants specific to each deal. Changes in the structure as they relate to the items listed above are impacted by, among other things, the insurer and rating agencies comfort with the current and forecast performance of the Company, the past loan portfolio of the Company and the current portfolio of loans being securitized.

     The portfolio performance tests are measured for both delinquencies and charge-offs at two levels. The first and lower tests, "portfolio performance events", when breached will cause the trusts to trap cash in the reserve account, otherwise distributable to the junior obligors of the trusts, until the cash balance reaches a pre-determined level or the performance of the trust returns to a level below the test and is "cured". The second and higher test, "termination event", when breached will cause the trusts to trap cash in the reserve account, otherwise distributable to the junior obligors of the trusts, until the A bondholder is paid in full or the event is waived by the insurer. In addition, the termination event also allows for the insurer to replace the servicer on the trust. Termination events can also be triggered by breaches in certain other covenants in the structure including financial covenants and the requirement of having a warehouse facility acceptable to the insurer at all times.

     The occurrence of termination or portfolio events could have a material adverse effect on our ability to access the securitization market and/or our business, liquidity and financial condition.

     We are changing insurers for our securitizations from MBIA to XL Capital Assurance. We may be unable to secure an insurer for future securitizations based upon several factors, including the performance of our contracts, our financial performance, the economy, and the securities markets. If we are unable to secure an insurer for our securitizations it could have a material adverse affect on our profitability and liquidity, including a higher interest rate on the A bonds or an inability to complete our securitizations.

     Contractual Restrictions. The warehouse facility, the inventory line of credit, the securitization program, and our other credit facilities contain various restrictive covenants, including financial tests. Failure to satisfy the covenants in our credit facilities or our securitization program could result in a default (and could preclude us from further borrowing under the defaulted facility), could cause cross defaults to our other debt, and could prevent us from securing alternate sources of funds necessary to operate our business. Any of these events would have a material adverse effect on our business, liquidity and financial condition. From time to time, we incur technical or other breaches under our material credit facilities, and we have obtained waivers from the applicable lenders. There can be no assurance we will continue to receive waivers and our inability to obtain these waivers may cause cross defaults to our other debt and have a material impact on our liquidity and our ability to obtain or retain operating capital.

     We have a high risk of credit losses because of the poor creditworthiness of our borrowers. Substantially all of the sales financing we extend and the loans that we service are with "sub-prime" borrowers. Sub-prime borrowers generally cannot borrow money from traditional lending institutions, such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, because of their poor credit histories and/or low incomes. Loans to sub-prime borrowers are difficult to collect and are subject to a high risk of loss. We have established an allowance for credit losses to cover our anticipated credit losses over a twelve-month period. We periodically review and may make upward or downward adjustments to the allowance based upon whether we believe the allowance is adequate to cover our anticipated credit losses. However, our allowance may not be sufficient to cover our credit losses and we may need to increase our provision or allowance if certain adverse factors arise, including adverse economic events or material increases in delinquencies or charge-offs. A significant variation in the timing of or increase in credit losses in our portfolio or a substantial increase in our allowance or provision for credit losses would have, and in 2001 did have, a material adverse effect on our net earnings.

     We could have a system failure if our current contingency plan is not adequate, which could adversely affect our ability to collect on loans and comply with statutory requirements. We depend on our loan servicing and collection facilities and on long-distance and local telecommunications access to transmit and process information among our various facilities. We use a standard program to prepare and store off-site backup tapes of our main system applications and data files on a routine basis. We regularly revise our contingency plan. However, the plan as revised may not prevent a systems failure or allow us to timely resolve any systems failures. Also, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts our telecommunications networks could have a material adverse effect on our operations, profitability and liquidity.

     If we make acquisitions, such acquisitions may be unsuccessful or strain or divert our resources from more profitable operations. Although we have slowed our growth, we intend to consider additional acquisitions, alliances, and transactions involving other companies that could complement our existing business if we can do so with little or no capital or if we can raise capital sufficient for any such transaction. However, we may not be able to identify suitable acquisition parties, joint venture candidates, or transaction counter parties. Even if we can identify suitable parties, we may not be able to consummate these transactions on terms that we find favorable or obtain required consents or approvals.

     We may also not be able to successfully integrate any businesses that we acquire into our existing operations. If we cannot successfully integrate any future acquisitions, our operating expenses may increase, which would affect our net earnings and/or liquidity. Moreover, these types of transactions may result in the incurrence of additional debt and amortization of expenses, all of which could adversely affect our profitability and/or liquidity. These transactions also involve numerous other risks, including the diversion of management attention from other business concerns, entry into markets in which we have had no or only limited experience, and the potential loss of key employees of acquired companies. Occurrence of any of these risks could have a material adverse effect on us.

     We are considering opening a new car dealership or dealerships. If we do so, it will also require additional capital and would entail the same types of risks noted above for acquisitions.

     Interest rates affect our profitability and cash flows. Much of our financing income results from the difference between the rate of interest that we pay on the funds we borrow and the rate of interest that we earn on the loans in our portfolio. While we earn interest on the loans that we own at a fixed rate, we pay interest on our borrowings under our warehouse facility and certain other debt at a floating rate. When interest rates increase, our interest expense increases and our net interest margins decrease. Increases in our interest expense that we cannot offset by increases in interest income will lower our profitability and liquidity. We estimate the overall impact on interest income related to lower rates offered under RateAdvantage and the VIP Program is to lower the weighted average contract APR by approximately 100 basis points. However, this estimate may not be accurate and a significant reduction in our average APR could have a material adverse impact on our profitability, if not offset by a corresponding reduction in our loan losses.

     Laws that limit the interest rates that we can charge can adversely affect our profitability and liquidity. We operate in many states that impose limits on the interest rate that a lender may charge. When a state limits the amount of interest that we can charge on our installment sales loans, we may not be able to offset any increased interest expense caused by rising interest rates or greater levels of borrowings under our credit facilities. Therefore, these interest rate limitations can adversely affect our profitability and liquidity.

     Government regulations may limit our ability to recover and enforce receivables or to repossess and sell collateral. We are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. If we do not comply with these laws, we could be fined or certain of our operations could be interrupted or shut down. Failure to comply could, therefore, have a material adverse effect on our operations.

     We believe that we are currently in substantial compliance with all applicable material federal, state, and local laws and regulations. We may not, however, be able to remain in compliance with such laws. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or our entry into jurisdictions with more stringent regulatory requirements could also have a material adverse effect on our operations.

     We are subject to pending actions and investigations relating to our compliance with various laws and regulations. While we do not believe that ultimate resolution of these matters will result in a material adverse effect on our business or financial condition (such as material fines, injunctions or damages), there can be no assurance in this regard.

     Increased competition could adversely affect our operations, profitability and liquidity. Our primary competitors are the numerous small buy-here/pay-here used car dealers that operate in the sub-prime segment of the used car sales industry and the banks and/or finance companies that purchase their loans. We attempt to distinguish ourselves from our competitors through name recognition and other factors. However, the advertising and infrastructure required by these efforts increase our operating expenses. There is no assurance that we can successfully distinguish ourselves and compete in this industry. In addition, in recent years, a number of larger companies with significant financial and other resources have entered or announced plans to enter the used car sales and/or finance industry. There has also been an increase in dealerships guaranteeing financing or loan approvals. Although these companies may not currently compete with us in our portion of the sub-prime segment of the market, they compete with us in the segment of sub-prime we are targeting for a larger portion of our sales and loans. They compete with us indirectly as well, such as in the purchase of inventory, which can result in increased wholesale costs for used cars and lower margins. They could also enter into direct competition with us at any time at the lower end of the sub-prime market.

     Increased competition may cause downward pressure on the interest rates that we charge on loans originated by our dealerships. Either change could have a material effect on our earnings and liquidity.

     The success of our operations depends on certain key personnel. We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team.

The unexpected loss of the services of any of our key management personnel or our inability to attract new management when necessary could have a material adverse effect on our operations. We do not currently maintain key person life insurance on any member of our executive management team other than Gregory B. Sullivan, our President and Chief Executive Officer.

     We continue to make what we believe are improvements to our business model and we will be undergoing a name and strategic change September 1st. Our goal is to be the auto dealership and finance company of choice for people with credit issues, large and small. As a result, we are repositioning ourselves to focus on providing our customers with innovative credit solutions (e.g., RateAdvantage and our VIP program), quality vehicles (e.g., Experian Auto Check certifications and DriveCare, our 90 day/3,000 mile limited warranty), and outstanding customer service. In conjunction with these changes, we are also changing our name to DriveTime. We believe these changes will have a positive effect on future sales volume, the credit mix of our customer base, losses, and ultimately, our profitability. However, we may not successfully assess, develop, implement and/or execute one or more of these strategies, which could have an adverse impact on our revenues, profitability, servicing and collections, and/or liquidity.

     We have undergone layoffs and restructurings over the past several months. While we believe we have done so in a manner that should not adversely impact our operating performance or internal controls, there can be no assurance that did not occur. If it did occur, problems may not arise until some indeterminate time in the future and they may or may not be material.